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                                                                    Exhibit 23.2
                                                                    ------------


The Board of Directors
Renaissance Holdings, Inc.:


We consent to the use of our report dated March 12, 1999 with respect to the consolidated balance sheets of Renaissance Holdings, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1998, which report appears in the registration statement on Form S-4 of Household International, Inc. filed with the Securities and Exchange Commission on or about December 28, 1999. We also consent to the reference to our firm under the heading "Experts" in the Prospectus/Proxy Statement.


KPMG LLP


Portland, Oregon
December 28, 1999